                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                             TIVOLI INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    88871110
                                 (Cusip Number)

                                LORENZO TARGETTI
                             TARGETTI SANKEY S.p.A.
                                VIA PRATESE, 164
                              50145 FLORENCE, ITALY
                                 39-055-379-1273

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                             G. DAVID BRINTON, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NEW YORK
                                  212 878-8000

                               SEPTEMBER 17, 1999
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1(f) or 13d1(g), check the following box. [ ]

CUSIP No.88871110                    13D                     Page 2 of 10 Pages

================================================================================
1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             TARGETTI SANKEY S.P.A.

================================================================================
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)[ ]
                                                                          (b)[ ]
================================================================================
3.           SEC USE ONLY

================================================================================
4.           SOURCES OF FUNDS
             BK, WC

================================================================================
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
================================================================================
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             ITALY
================================================================================
                            7.  SOLE VOTING POWER

       NUMBER OF
         UNITS            ======================================================
      BENEFICIALLY          8.  SHARED VOTING POWER
       OWNED BY
         EACH                   1,236,723
       REPORTING          ======================================================
      PERSON WITH           9.  SOLE DISPOSITIVE POWER

                          ======================================================
                           10.  SHARED DISPOSITIVE POWER

                                1,236,723
================================================================================
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,236,723
================================================================================
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
================================================================================
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%
================================================================================
14.          TYPE OF REPORTING PERSON

             CO
================================================================================

CUSIP No.88871110                  13D                        Page 3 of 10 Pages

================================================================================
1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             GIAMPAOLO TARGETTI
================================================================================
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)[ ]
                                                                          (b)[ ]
================================================================================
3.           SEC USE ONLY

================================================================================
4.           SOURCES OF FUNDS
             BK, WC

================================================================================
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
================================================================================
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

             ITALY
================================================================================
                            7.    SOLE VOTING POWER

       NUMBER OF
         UNITS            ======================================================
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                    1,236,723
       REPORTING          ======================================================
      PERSON WITH           9.    SOLE DISPOSITIVE POWER

                          ======================================================
                           10.    SHARED DISPOSITIVE POWER

                                  1,236,723
================================================================================
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,236,723
================================================================================
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                             [ ]
================================================================================
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%
================================================================================
14.          TYPE OF REPORTING PERSON

             IN
================================================================================

         This Amendment No. 2, which relates to shares of Common Stock, $.001 par value per share ("Common Stock"), of Tivoli Industries, Inc., a California corporation (the "Issuer"), and is being filed jointly by Targetti Sankey S.p.A., an Italian corporation ("Targetti"), Florence Acquisition Corp., a California corporation ("Florence") and Mr. Giampaolo Targetti ("Mr. Targetti," and together with Targetti and Florence, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed with the Commission on September 27, 1999 (the "Original Statement"). The Reporting Persons are filing this Amendment No. 2 to the Original Statement to report an increase in the number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by such Reporting Persons and to report that the separate corporate existence of Florence ceased.


The following Items of the Statement are hereby supplemented and/or amended as indicated:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         With respect to shares of Common Stock owned by Targetti prior to September 17, 1999, Targetti used its own working capital to purchase such shares of Common Stock. With respect to the shares of Common Stock purchased pursuant to the Merger Agreement described in Item 4, Targetti used its own working capital and borrowed certain additional funds from an unsecured line of credit (the "Credit Agreement") provided by Interbanca S.p.A. The Credit Agreement provides for a total amount of credit of Lit. 15 billion. The interest rate is the EURIBOR six months interest rate plus 0.75%. Interest payments are due every six months. The term of the Credit Agreement expires on September 30, 2004. Payments of principal are Lit. 1.5 billion every six months. The aggregate amount drawn down by Targetti under the Credit Agreement to purchase the Common Stock purchased pursuant to the Merger Agreement and to pay related transaction expenses is Lit. 5 billion (approximately $2.7 million). The remaining portion of the purchase price for the shares of Common Stock, including fees and expenses for the transaction (approximately Lit. 6.65 billion or $3.5 million), will be paid from Targetti's existing working capital.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         On September 17, 1999, Targetti, Florence and the Issuer entered into a Merger Agreement (the "Merger Agreement"). The Merger Agreement provides, among other things, that subject to its terms and conditions, at the Effective Time, as defined below, Florence shall be merged with and into the Issuer (the "Merger") in accordance with the California General Corporation Law (the "CGCL"). Effective upon the Merger, the separate existence of Florence (except as it may be continued by operation of law) shall cease, and the Issuer shall continue as the surviving corporation (the "Surviving Corporation"). On the date of the closing, Targetti, Florence and the Issuer will cause the Merger to be consummated by filing a properly executed agreement of merger in accordance with the CGCL which shall be effective upon filing or on such later date as may be specified therein (the time of such effectiveness being the "Effective Time").

         The Articles of Incorporation of Florence in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and as provided by the CGCL. The Bylaws of the Issuer in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the Articles of Incorporation of the Surviving Corporation and as provided by the CGCL. Following the Effective Time, and until their respective successors are duly elected or appointed and qualified, (a) Paolo Targetti, Alvaro Andorlini, Lorenzo Targetti, Charles Kimmel and Terrence Walsh shall be the directors of the Surviving Corporation and (b) Lorenzo Targetti shall be the Chairman of the Board of Directors of the Surviving Corporation, Terrence Walsh shall be the Chief Executive Officer and Vice Chairman of the Board of Directors of the Surviving Corporation and Charles Kimmel shall be the President and Chief Financial Officer of the Surviving Corporation.

         At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof: (a) each issued and outstanding share of common stock, par value $0.001 per share, of Florence ("Florence Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation ("Surviving Corporation Common Stock") and each certificate representing outstanding shares of Florence Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Common Stock; (b) all shares of common stock, par value $0.001 per share, of the Issuer ("Issuer Common Stock") that are owned by the Issuer as treasury stock and any shares of Issuer Common Stock owned by any Subsidiary of the Issuer, Targetti, Florence or any other wholly - owned Subsidiary of Targetti shall be canceled and retired and shall cease to exist and no stock of Targetti or other consideration shall be delivered in exchange therefor; and (c) each issued and outstanding share of Issuer Common Stock (other than shares to be canceled in accordance


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
with subsection (b) of this paragraph and other than shares whose holders exercise dissenters' rights) shall be converted into the right to receive Four Dollars and Fifty Cents ($4.50) in cash (the "Merger Consideration") and all such shares of Issuer Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, upon the surrender of such certificate in accordance with the terms of the Merger Agreement, without interest.

         All outstanding Issuer Stock Options (defined as options to purchase Issuer Common Stock held by current and former employees, consultants, vendors, customers, officers and directors of the Issuer which were granted under the Issuer's 1994 Stock Option Plan, 1995 Stock Option Plan, 1995 Non-Employee Director Stock Option Plan and the 1997 Equity Incentive Plan), whether or not then vested or exercisable, shall be made fully vested and exercisable and canceled by the Issuer immediately before the Effective Time, and thereafter, the holders' sole right shall be to, and the holders thereof shall, receive from the Merger Consideration, but the holders exercising dissenters' rights with respect to such shares shall only be entitled to such rights as are granted by the CGCL. Notwithstanding the provisions of this paragraph, if any holder of shares of Issuer Common Stock who demands dissenters' rights with respect to such shares shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder's dissenters' rights under the CGCL, then, as of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Merger Consideration upon surrender of the applicable Certificate(s) as provided herein. The Issuer shall give Targetti (i) prompt written notice of any written demands for payment with respect to any shares of Issuer Common Stock pursuant to dissenters' rights, and any withdrawals of such demands or losses of such rights, and any other instruments served pursuant to the CGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for dissenters' rights. The Issuer shall not, except with the prior written consent of Targetti, voluntarily make any payment with respect to demands for dissenters' rights or offer to settle or settle any such demands.

         The Merger Agreement and the Merger are conditioned upon, among other things, the approval and adoption by the requisite vote of the shareholders of the Issuer in accordance with the applicable provisions of the Issuer's Article of Incorporation and the CGCL. The Merger is also conditioned upon there being no foreign or domestic, federal, state or local, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, permit, judgment, decree or other requirement of any governmental authority. The Merger is also conditioned upon satisfaction of all requirements of any applicable foreign competition and antitrust statues and regulations.

         In connection with, and concurrently with, the execution and delivery of the Merger Agreement, Targetti and each of Terrence and Marilyn Walsh, Peter Shaw, Gordon C. Westerling, Charles Kimmel, Vincent Monte, Gerald E. Morris, Intelite International N.V. and Gordon C. Westerling, as trustee of the Westerling Family Trust (collectively, the "Shareholders") entered into voting agreements, each dated September 17, 1999 (each a "Voting Agreement," and collectively, the "Voting Agreements"). The Voting Agreements relate to an aggregate 436,170 shares of the Issuer's Common Stock owned by the Shareholders, which represents approximately 36% of the shares of Common Stock outstanding. Pursuant to the Voting Agreements each Shareholder has agreed, among other things, that during the period commencing September 17, 1999 and continuing until the first to occur of the Effective Time or the date on which the Merger Agreement is terminated in accordance with its terms, at any meeting of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, the Shareholder shall vote (or cause to be voted) all shares of Common Stock held of record or beneficially owned by the Shareholder, whether heretofore owned or hereafter acquired, (collectively, the "Shares"): (i) in favor of the Merger, the adoption of the Merger Agreement by the Issuer and the approval of the terms thereof, and each of the other transactions and actions contemplated by the Merger Agreement (and the matters related to the consummation thereof) and any actions required in furtherance thereof; and (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or that would result in any of the conditions to the obligations of the Issuer under the Merger Agreement not being fulfilled. Each of the Voting Agreements terminates upon the termination of the Merger Agreement or upon the Effective Time.


         At a duly called and constituted meeting of the shareholders of the Issuer held on November 11, 1999, the shareholders duly approved and authorized the Merger and the transactions contemplated thereby. On November 30, 1999, an Agreement of Merger was filed with the Secretary of State of the State of California. Upon the consummation of the Merger, the Issuer, as the Surviving Corporation in the Merger, became a wholly owned subsidiary of Targetti, and the separate corporate existence of Florence ceased.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         As of November 30, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Targetti and Mr. Targetti may be deemed to have beneficial ownership of 1,236,723 shares of Common Stock of the Issuer. Such shares represent 100% of the outstanding shares of the Common Stock of the Issuer. Targetti, by virtue of the Merger Agreement, may be deemed to have the power to direct the voting and the disposition of the shares of Common Stock of the Issuer. Mr. Targetti, as the majority shareholder of Targetti and by virtue of the Merger Agreement, may be deemed to have the power to direct the voting and the disposition of the shares of Common Stock of the Issuer.


         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of that certain Employment Agreement, dated as of November 30, 1999 by and between Terrence Walsh and the Surviving Corporation, Terrence Walsh will receive shares of common stock of the Surviving Corporation equal to a 7.5% ownership interest.

                                  EXHIBIT INDEX

Exhibit No.                    Description
-----------                    -----------
Exhibit 7.1*                   Joint Filing Agreement, dated September 27, 1999, by and between Targetti Sankey S.p.A.
                               and Florence Acquisition Corp.

Exhibit 7.2*                   Merger Agreement, dated September 17, 1999, by and among Targetti Sankey S.p.A.,
                               Florence Acquisition Corp. and Tivoli Industries, Inc.

Exhibit 7.3*                   Voting Agreement, dated September 17, 1999, by and between Peter Shaw and Targetti
                               Sankey S.p.A.

Exhibit 7.4*                   Voting Agreement, dated September 17, 1999, by and between Gordon C. Westerling and
                               Targetti Sankey S.p.A.

Exhibit 7.5*                   Voting Agreement, dated September 17, 1999, by and among Terrence Walsh, Marilyn Walsh and Targetti Sankey S.p.A.

Exhibit 7.6*                   Voting Agreement, dated September 17, 1999, by and between Charles Kimmel and Targetti
                               Sankey S.p.A.

Exhibit 7.7*                   Voting Agreement, dated September 17, 1999, by and between Vincent Monte and Targetti
                               Sankey S.p.A.

Exhibit 7.8*                   Voting Agreement, dated September 17, 1999, by and between Gerald E. Morris and Targetti
                               Sankey S.p.A.

Exhibit 7.9* Voting Agreement, dated September 17, 1999, by and between Gordon C. Westerling, as Trustee of the Westerling Family Trust, and Targetti
                               Sankey S.p.A.

Exhibit 7.10*                  Voting Agreement, dated September 17, 1999, by and between Intelite International N.V.
                               and Targetti Sankey S.p.A.

Exhibit 7.11                   Credit Agreement, dated August 27, 1999, by and between Targetti Sankey S.p.A. and
                               Interbanca S.p.A.

*Filed previously

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1999

                                       TARGETTI SANKEY S.P.A.

                                       By:   /s/ Lorenzo Targetti
                                          -----------------------------
                                             Name:  Lorenzo Targetti
                                             Title: Managing Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 1999

                              FLORENCE ACQUISITION CORP.

                              By:   /s/ Lorenzo Targetti
                                 -----------------------------------------------
                                    Name:  Lorenzo Targetti
                                    Title: President and Chief Financial Officer

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 1999

                               GIAMPAOLO TARGETTI

                               By:    /s/ Giampaolo Targetti
                                    --------------------------
                               Name:  Giampaolo Targetti